[Pro Tech Communications, Inc. Letterhead]_______________________________

                                     Mary Christian-Hein
                                     Sr. Vice President, Chief Financial Officer
                                     & Treasurer
                                     20 Ketchum Street
                                     Westport, CT 06880
                                     Telephone 203-226-4447, ext. 3533
                                     Facsimile 203-226-4338
                                     E-mail mhein@nctgroupinc.com

                                     April 21, 2005

VIA U.S. MAIL
-------------

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C.  20549

      RE:   Pro Tech Communications, Inc.
            Form 10-K for the fiscal year ended December 31, 2004
            Filed March 29, 2005
            File No. 000-28602

Dear Mr. Spirgel:

Pro Tech Communications, Inc. (referred to below as "we" or "our") is submitting this letter in response to your comment letter of April 7, 2005 with respect to the above-referenced filing of our Form 10-K. For your convenience, the text of the comment from your April 7, 2005 letter has been reproduced below.

Statements of Operations, page F-3
----------------------------------

1. Since the captions "cost of goods sold" and "gross profit" exclude depreciation and amortization for property and equipment and licenses directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB Topic 11:B, confirm that you will revise your presentation in future filings to either reclassify the applicable depreciation to "cost of goods sold" or remove the subtotal and caption "gross profit" and indicate the amount of applicable depreciation that is excluded from "cost of goods sold."

Response to Comment 1:
----------------------

We will revise our presentation in future filings with the Commission to remove the subtotal and caption "gross profit" and indicate the amount of applicable depreciation and amortization that is excluded from our "cost of goods sold."




Orange Blossom Mall                                           772-464-5100 (tel)
4492 Okeechobee Road                                          772-464-6644 (fax)
Ft. Pierce, FL  34947                              www.protechcommunications.com

We acknowledge that:

     o We are responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the fiscal year ended December 31, 2004;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our Form 10-K for the fiscal year ended December 31, 2004; and

     o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please feel free to call me at (203) 226-4447 ext. 3533, or our Senior Counsel Michael Palmieri, Esq. at (203) 226-4447 ext 3519 with any questions you may have.

                                     Sincerely,



                                     /s/  Mary Christian-Hein
                                     -------------------------------
                                     Mary Christian-Hein
                                     Sr. Vice President, Chief Financial Officer
                                     & Treasurer


cc:   Mark Melnick, Esq.
      Michael J. Palmieri, Esq.